Exhibit 1

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

Blue & Silver Ventures, Ltd.
809,109	$0.58	4/22/2026
922,890	$0.60	4/23/2026
417,813	$0.60	4/24/2026
84,552	$0.60	4/27/2026
620,100	$0.4331	5/26/2026
144,346	$0.41783	5/27/2026

(1) The prices reported in this column for rows 1 through 4 and row 6 are weighted average prices. Blue & Silver Ventures, Ltd. undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.

Goff Jones Strategic Partners, LLC

Prior to winding down, Goff Jones distributed all of its 4,316,547 shares of Common Stock and warrants exercisable for 647,482 shares of Common Stock of the Issuer to its members on May 22, 2026.